Exhibit 4.5
DESCRIPTION OF CAPITAL STOCK
The summary of the general terms and provision of the registered securities of C4 Therapeutics, Inc. (“C4T,” the "Company," “we,” or “our”) set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to our Fifth Amended and Restated Certificate of Incorporation, as amended (our “certificate of incorporation”) and our Second Amended and Restated By-laws (our “by-laws”), each of which is incorporated by reference as an exhibit to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. We encourage you to read our charter documents and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) for additional information.
General
Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock are undesignated.
Common Stock
The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.
In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock.
Our Common Stock is listed on The Nasdaq Global Select Market under the symbol “CCCC.”
The transfer agent and registrar for our Common Stock is Computershare Trust Company, N.A.
Preferred Stock
Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. No shares of preferred stock are currently outstanding and we have no present plan to issue any shares of preferred stock.
Options
As of December 31, 2025, options to purchase 13,703,967 shares of common stock at a weighted-average exercise price of $8.05 per share were outstanding under our 2015 Stock Option and Grant Plan, as amended, and our 2020 Stock Option and Incentive Plan (the "2020 Plan") and pursuant to inducement awards.
Restricted Stock
As of December 31, 2025, 2,818,751 restricted stock units were outstanding under our 2020 Plan.
Warrants
In October 2025, we issued 28,713,500 pre-funded warrants (the "Pre-Funded Warrants"), which have an initial exercise price per share of $0.0001, subject to certain adjustments. Each Pre-Funded Warrant can be exercised for one share of common stock. The Pre-Funded Warrants may be exercised at any time after the date of issuance by cash or cashless exercise, at the holder’s election, until all of the Pre-Funded Warrants are exercised in full, subject to the Beneficial Ownership Limitation (as defined below). The Pre-Funded Warrants do not expire.
In October 2025, we issued 50,608,500 Class A warrants (the "Class A Warrants") that can be exercised either for one share of common stock at an initial exercise price per share of $2.22 or for one pre-funded warrant for an exercise price of $2.2199, subject to certain adjustments. Each Class A Warrant is exercisable immediately and will expire on the earlier of (i) 30 calendar days following the public release of nine-month median follow-up data from any expansion cohort in the Company’s planned Phase 1b study of cemsidomide with elranatamab and (ii) the fifth anniversary of the date of issuance.
In October 2025, we issued 50,608,500 warrants (the "Class B Warrants," and together with the Pre-Funded Warrants and the Class A Warrants, the "Warrants," and the common stock issuable upon exercise of the Warrants, the "Warrant Shares") that can be exercised either for one share of common stock at an initial exercise price per share of $2.22 or for one pre-funded warrant for an initial exercise price of $2.2199, subject to certain adjustments. Each Class B Warrant is exercisable immediately and expires on the fifth anniversary of the date of issuance; provided that the Company may require the mandatory exercise of the Class B Warrants on or after the six-month anniversary of the date of issuance and so long as the per share closing price of the Company's common stock on each of the ten consecutive trading days prior to the date of the Company’s notice of mandatory exercise is above $6.66, subject to certain adjustments.
The Class A Warrants and Class B Warrants are exercisable solely by means of a cash exercise; provided that, if, at the time a holder exercises its Class A Warrants or Class B Warrants, there is no effective registration statement registering, with a current prospectus available for, the issuance of the shares of common stock underlying such Class A Warrant or Class B Warrant or prior consent has been provided by the Company, then a holder may elect to exercise such Warrant through cashless exercise pursuant to the terms of the applicable warrant agreement. If the Company consents to a cashless exercise for a holder of Class A Warrants or Class B Warrants, a similar allowance for cashless exercise shall be provided to all holders of the same class of Warrants.
Under the Warrants, the Company may not effect the exercise of any Warrant, and a holder will not be entitled to exercise any portion of any Warrant (i) if immediately prior to the exercise, the holder (together with its affiliates), beneficially owns an aggregate number of shares of common stock greater than 4.99% or 9.99%, as applicable (the “Maximum Percentage”) of the total number of issued and outstanding shares of common stock of the Company without taking into account any Warrant Shares or (ii) to the extent that immediately following the exercise, the holder (together with its affiliates) would beneficially own in excess of the Maximum Percentage of the number of shares of common stock outstanding immediately after giving effect to the issuance of such shares of common stock, which such percentage may be changed at the holder’s election to a higher or lower percentage not in excess of 19.99% upon 61 days’ notice to the Company (the “Beneficial Ownership Limitation”). In the event that the Company requires the mandatory exercise of the Class B Warrants, to the extent that the holder would own more than the Beneficial Ownership Limitation, the holder would receive a pre-funded warrant for the number of shares of common stock which would otherwise cause the holder to exceed the Beneficial Ownership Limitation.
The exercise price of the Warrants and the number of shares of common stock issuable upon exercise of the Warrants are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the Company’s common stock. Holders of the Warrants are entitled to receive dividends or other distributions on an as-converted basis when dividends are declared on or other distributions are made with respect to the Company’s common stock. The Warrants include certain rights upon “fundamental transactions” as described in the respective Warrants, including the right of the holders thereof to receive from the Company or a successor entity the same type or form of consideration (and in the same proportion) that is being offered and paid to the holders of common stock in such fundamental transaction in the amount of the Black Scholes Value (as described in such Warrants) of the unexercised portion of the applicable Warrants on the date of the consummation of such fundamental transaction.
The foregoing is only a brief description of the terms of each of the Warrants, does not purport to be a complete statement of the rights and obligations of the parties thereto and is qualified in its entirety by reference to the form of Pre-Funded Warrant, form of Class A Warrant and form of Class B Warrant that are filed as Exhibit 4.1, Exhibit 4.2 and Exhibit 4.3, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on October 16, 2025 in connection with the October 2025 offering.

Anti-Takeover Effects of Delaware Law and Certain Provisions of our Certificate of Incorporation and Amended and Restated By-laws
Our certificate of incorporation and by-laws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.
Classified Board
Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.
No Written Consent of Stockholders
Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholders without holding a meeting of stockholders.
Meetings of Stockholders
Our certificate of incorporation and by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.
Advance Notice Requirements
Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our by-laws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.
Amendment to Certificate of Incorporation and By-laws
Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our by-laws and certificate of incorporation must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least two-thirds of the outstanding shares entitled to vote on the amendment or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.
Undesignated Preferred Stock

Our certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.
Delaware Anti-Takeover Statute
We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•before the stockholder became interested, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or
•at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
Section 203 defines a business combination to include:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Choice of Forum
Our by-laws provide that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (iii) any action asserting a claim arising out of or pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or by-laws; and (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that this choice of forum provision does not apply to any causes of action arising under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act of 1934, as amended. Our by-laws further provide that, unless we consent in writing to an alternative forum, the United States District Court for the District of Massachusetts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Our by-laws also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. We recognize that the forum selection clause in our by-laws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware or the Commonwealth of Massachusetts, as applicable. Additionally, the forum selection clause in our by-laws may limit our stockholders’ ability to bring a claim in a forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. The Court of Chancery of the State of Delaware or the United States District Court for the District of Massachusetts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.